UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 12, 2018

In the Matter of

Infinity (Int'l) Travel Holdings Inc.
8F., No. 86, Sanguang Rd., Jhongli Dist.
Taoyuan City, 320, Taiwan
(Republic of China)

File No. 333-207895

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Infinity (Int'l) Travel Holdings Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Infinity (Int'l) Travel Holdings Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn.

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 12, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary